UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  Change in Ultrapar’s Investor Relations structure

  São Paulo, May 2, 2024 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21, hereby informs that André Saleme Hachem, current Director of Corporate Planning, Investor Relations and Sustainability, will assume the position of Chief Financial and Investor Relations Officer (CFO) of Hidrovias do Brasil (B3: HBSA3), a company in which Ultrapar became a reference shareholder.

  Ultrapar also informs the hiring of Alexandre Palhares to assume the position of Director of Corporate Planning, Investor Relations and Treasury, becoming part of the team reporting directly to the CFO.

  Alexandre has a degree in business administration, with an MBA in financial, business and innovation management. He worked in the financial areas of Embraer, Cosan, Delta Energia and, more recently, Eurofarma, where he served as Vice-President of Finance and Investor Relations.

  André Hachem will remain in Ultrapar's Investor Relations structure until the end of May, collaborating with Alexandre's transition process.

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: May 2, 2024

ULTRAPAR HOLDINGS INC.
By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)